

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

Via E-mail
Mr. Delbert Steiner
Chief Executive Officer
New Jersey Mining Company
201 N. Third Street
Coeur d'Alene, ID 83814

> **Re: New Jersey Mining Company**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed April 11, 2014**
> **File No. 000-28837**

Dear Mr. Steiner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business of the Company, page 5

Business Description, page 5

1.   Please revise to clarify the extent of exploration activities conducted in 2013 in quantitative and qualitative terms. If there were no significant exploration activities, please revise to so state.

Principal Products or Services and Their Markets, page 6

2.   Please revise to clarify the company's current principal business. In that regard, we note that it is not clear whether the company is currently principally engaged in milling or mining exploration. Please also revise to describe the market for your milling service. Refer to Item 101(h)(4)(i) of Regulation S-K.

3.   Please also revise to identify the material projects and joint ventures you consider to be in your "portfolio of mineral projects," and clearly indicate up front, where true, that you have no significant interests or activities. We note, for example, references to the Niagara property, but you also state on page 7 that that lease was terminated. As another example, you provide details of the Toboggan, Giant Ledge and other projects here and elsewhere, but you also seem to indicate that exploration activities are limited to the Golden Chest property. See related comment below regarding Plan of Operation.

Distribution Methods of the Products or Services, page 7

4.   Please revise to clarify the milling process, including whether the company is responsible for transportation of the ore to and from the mill.

Competitive Business Conditions and Competitive Position in the Industry and Methods of Competition, page 7

5.   Please revise to discuss the competitive business conditions in the milling industry. Please also discuss the company's competitive position and methods of competition in both the milling and mining exploration industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Dependence on One or a Few Major Customers, page 7

6.   Please revise to discuss your current and anticipated customer base for your milling service.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

7.   Please revise to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements (e.g. depreciation, impairment of assets). Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please refer to the Commission's guidance concerning Critical Accounting Estimates and revise Management's Discussion and Analysis to comply with the required disclosures as necessary. Refer to SEC Release No. 33-8350 for further guidance.

8.   In your year-to-year comparisons, please quantify the amount of the component of revenue or expenses or balance sheet line item for each fiscal year compared and also disclose the amount or percentage of such increase or decrease from the prior fiscal year.

9. Please briefly describe the cause of the increase or decrease for each year-to-year comparison. For example only, please briefly describe the "decreased contracting services" which resulted in the decline in revenue from 2012 to 2013. Similarly, please describe the "fundraising activities," the "renewed activity with joint venture partners," the "receivable on Custom Milling," and what "remaining inventory was sold."

Plan of Operation, page 10

10. Please briefly discuss your exploration activities, if any, during 2013 at each of the exploration properties identified on page 10. Please also provide a brief discussion of any planned exploration activities, including the estimated cost to complete exploration and the anticipated time frame for such exploration. In that regard, we note your disclosure that "[a]t the Coleman underground mine future plans are to conduct further drilling to locate higher grade reserves." In addition, please disclose which properties are on care and maintenance.

Liquidity and Capital Resources, page 11

11. Please revise to provide a detailed analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in each line item for each period presented. Please ensure to include robust discussions describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating, investing and financing cash flows. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

12. Please quantify your cash balance and capital commitments as of a recent practicable date.

13. Please revise to address your liquidity requirements in quantified terms on both a short-term (12 months) and long-term basis. See Instruction 5 to Item 303(a) of Regulation S-K.

Properties page 14

14. We note that you no longer disclose mineral reserves for your properties. Please tell us when your mineral reserves were depleted or reclassified. Please be advised that pursuant to paragraph (a) of Industry Guide 7 companies without a mineral reserve should refer to themselves as an exploration stage company, including their financial statements.

Security Ownership of Certain Beneficial Owners and Management, page 25

15.　　Please update your disclosure as of a more recent practicable date.

Directors and Executive Officers, page 27

16.　　Please indicate all positions and offices with the company held by each person. For example, it appears from disclosure on page 28 that Mr. Swallow and Mr. Grant Brackebusch are also directors of the company.

Promoters and Control Persons, page 29

17.　　Please disclose the promoter or control person for whom you are providing the disclosure in this section.

Executive Officer Summary Compensation Table, page 31

18.　　Please revise the summary compensation table to also disclose the information required by Item 402(n) of Regulation S-K concerning the compensation of Mr. Grant Brackebusch and Mr. Fred Brackebusch for fiscal year 2013. Refer to Item 402(m)(2) of Regulation S-K and Instruction 3 to Item 402(m)(2) of Regulation S-K.

Director Summary Compensation Table, page 32

19.　　Please update the disclosure here to provide information for fiscal year 2013. In that regard, we note your disclosure following the table that in 2012 the shares awarded to directors were valued at $1,625 per director, which is the stock award amount reflected in the tabular disclosure.

Recent Sales of Unregistered Securities, page 35

20.　　For the sale of unregistered securities on March 5, 2013, May 6, 2013, May 22, 2013 and December 31, 2013, please briefly state the facts relied upon to make the exemption from registration available. Refer to Item 701(d) of Regulation S-K.

21.　　We note your disclosure that you sold 200,000 shares of common stock to Juniper Resources for $10,000. However, your disclosure on page 57 indicates that 200,000 units sold for proceeds of $10,000. Please revise to clarify whether Juniper Resources purchased shares of common stock or units consisting of 1 share of common stock and ½ purchase warrant.

22.　　Please advise us of the facts and circumstances underlying the 21,875 shares of common stock issued from a constructive trust on March 5, 2013. In addition, please revise to state the name of the persons or identify the class of persons that received the shares issued from the constructive trust.

23.   For the issuance of unregistered securities during fiscal years ended December 31, 2012 and December 31, 2011, please provide separate disclosure of all the information required by Item 701 of Regulation S-K for each issuance. For example, please provide separate disclosure of all the information required by Item 701 for the issuance of common stock for director's fees and for the issuance of common stock for mining lease payments.

24.   We note your disclosure on page 57 that during 2013 the company issued 714,286 shares of common stock for exploration and other services rendered. However, your disclosure here does not appear to account for the issuance of those shares. Please revise to provide the disclosure required by Item 701 with respect to those issuances or advise us why you believe such disclosure is not required.

Exhibits

25.   Other than Exhibits 14 and 21, the exhibits to your Form 10 are not filed in the proper format. Please refile the exhibits in a proper electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

26.   Please confirm that you have filed each agreement in its entirety, including any attachments, appendices or exhibits thereto. For example, it appears that you have not filed Appendix A or Exhibits A through E to the agreement filed as Exhibit 10.8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 if you have questions regarding engineering comments. You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director